SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Oil Discovery in the Campos Basin

Rio de Janeiro, August 20, 2009 – PETRÓLEO BRASILEIRO S/A - PETROBRAS, announces a new oil discovery in carbonate reservoirs in the Campos Basin post-salt layer.

The discovery was made by drilling well 1-BRSA-713-RJS (1-RJS-661), informally known as Aruanã, in Exploratory Concession BM-C-36 (block C-M-401), which is operated exclusively by Petrobras. Preliminary analyses indicate not only the estimation of recoverable volumes around 280 million barrels of light oil (28o API), but also good productivity. Block BM-C-36 was acquired in the seventh round of bidding held by the National Petroleum Agency (ANP) on October 17 and 18 2005.

The discovery well is located nearly 120 km off the coast of Rio de Janeiro (see the attached figure below), at a water depth of 976.5 meters. The discovery was proved though a lined well formation test, in reservoirs located at depths ranging from 2,993 to 3,123 meters and will be the object of Discovery Assessment Plan to be submitted to the ANP.

Geologically similar reservoirs had already been identified in the Santos Basin, by drilling wells 6-MLS-122-RJS (Jurará) and 6-MLS-146 D-RJS (Muçuã), in the Marlin Sul field, in 2007 and 2009, respectively. These wells were drilled at water depths of 1,200 m and the volume are estimated at 350 million barrels of recoverable 27º API oil. The development of these projects is considered in the 2009-2013 Strategic Plan and the start- up of the production in Juara occurred this year trough the platform P-51 and the start-up of the Muçuã is expected to occur in 2001 through platform P-56.

Added to these news, is the knowledge that Petrobras has been acquired exploring carbonate reservoirs at Marlim Leste field, via well 6-MLL-14-RJS, informally known as Jabuti (2005), which is located at a water depth of 1300 meters and at 120 km off the coast with an estimate recoverable volume of 345 million barrels (28o API). The production of Jabuti has started in 2008 trough the FPSO Seillean.

These accumulations are located in areas where production and drainage infra structures are already installed, and will contribute in the short- and medium-terms to Petrobras production curve, highlighting that Jabuti and Jurará volumes has already been considered for the 2008 proved reserves calculation.

At Marlim Lest, the world water-depth record for production in carbonates (1,413 m) was set at in February 2009, with the drilling of well 7-MLL-54HP, while the oil production record per well, 43,588 barrels per day, was set in May 2009.

These discoveries resulted from the efforts, technical knowledge, and modern technology that Petrobras uses, both in production concession and in pioneer areas.

www.petrobras.com.br/ri
Para mais informações: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Relacionamento com Investidores I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947 I 0800-282-1540

Este documento pode conter previsões que refletem apenas expectativas dos administradores da Companhia. Os termos “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas previstos ou não pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.